EXHIBIT B

CO-INVESTMENT AGREEMENT AMENDMENT NO. 1

      THIS CO-INVESTMENT AGREEMENT AMENDMENT NO. 1 (this “Amendment”) is made as of December 23, 2003, by and among Frontenac VIII Limited Partnership, a Delaware limited partnership, Frontenac Masters VIII Limited Partnership, a Delaware limited partnership, Suntrust Equity Funding, LLC (d/b/a Suntrust Equity Partners), a Delaware limited liability company (“Suntrust”), BVCF IV, L.P., a Delaware limited partnership and C&B Capital, L.P., a Delaware limited partnership (collectively, the “Investors”).

      The Investors are party to a Co-Investment Agreement dated as of June 6, 2003 (the “Original Agreement”) with respect to shares of Series A Convertible, Redeemable Preferred Stock of Gevity HR, Inc. The Investors wish to amend the Original Agreement to reflect the withdrawal of Suntrust as a party to the Original Agreement. Capitalized terms used and not defined herein shall have the meaning ascribed to them in the Original Agreement.

      NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investors hereby agree as follows:

      1.     Withdrawal of Suntrust. The Investors hereby agree that Suntrust shall no longer be a party to the Original Agreement, as amended by this Amendment; provided that the foregoing shall not relieve Suntrust of liability for any breach of the Original Agreement prior to the date hereof. Except as expressly amended by this Section 1, the Original Agreement shall remain in full force and effect.

      2.     Representations and Warranties. Each Investor represents and warrants that this Amendment has been duly authorized, executed and delivered by such Investor and constitutes the valid and binding obligation of such Investor, enforceable in accordance with its terms.

      3.     Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

      4.     Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal law of the State of Delaware shall control the interpretation and construction of this Amendment, even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

      5.     Descriptive Headings. The descriptive headings of this Amendment are inserted for convenience only and do not constitute a substantive part of this Amendment.

      IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.

FRONTENAC VIII LIMITED PARTNERSHIP

By: Its:	FRONTENAC VIII PARTNERS, L.P. General Partner

By: Its:	FRONTENAC COMPANY VIII, L.L.C. General Partner

By: Its:	/s/David Katz Member

FRONTENAC MASTERS VIII LIMITED PARTNERSHIP

By: Its:	FRONTENAC VIII PARTNERS, L.P. General Partner

By: Its:	FRONTENAC COMPANY VIII, L.L.C. General Partner

By: Its:	/s/David Katz Member

SUNTRUST EQUITY FUNDING, LLC d/b/a SUNTRUST EQUITY PARTNERS

By: Its:	/s/Kenneth T. Millar Manager

BVCF IV, L.P.

By: Its:	J.W. PUTH ASSOCIATES, LLC General Partner

By: Its:	BRINSON VENTURE MANAGEMENT, LLC Attorney-in-fact

By: Its:	ADAMS STREET PARTNERS, LLC Administrative Member

By: Its:	/s/George H. Spencer, III Partner

C&B CAPITAL, L.P.

By: Its:	C&B CAPITAL GP, LLC General Partner

By: Its:	/s/Edward S. Curtis Managing Partner